T3 TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T3 Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 State Street Plaza, 10th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xiaoyan Li 646-845-4293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sean Hendelman _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
T3 Trading Group, LLC _____ , as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



NADAV SAPEIKA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SA6352936
Qualified In New York County
My Commission Expires 01-09-2021

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of T3 Trading Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T3 Trading Group, LLC (the "Company") (a limited liability company), as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of T3 Trading Group, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 26, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

T3 TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	403,158
Due from broker		1,726,614
Securities owned, at fair value		30,181,966
Furniture and equipment (net of accumulated depreciation of $6,058)		2,870
Other assets		385,513
Total assets	$	32,700,121
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	6,729,674
Due to broker		7,143,092
Due to related party		1,364
Accounts payable and accrued expenses		396,604
Total liabilities		14,270,734
Members' equity		18,429,387
Total liabilities and members' equity	$	32,700,121

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a Member of the NASDAQ OMX PHLX exchange. The Company engages primarily in proprietary trading of exchange listed equity securities and equity option contracts. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. **Nature of operations and summary of significant accounting policies (continued)**

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observable prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost net of accumulated depreciation. Deprecation is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from 5 to 7 years.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the difference between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of its position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The tax years of 2014 to present remain subject to examination by taxing authorities.

1. **Nature of operations and summary of significant accounting policies (continued)**

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014- 09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

2. **Fair value**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned:				
Stocks	$ 29,220,381	-	-	$ 29,220,381
Options	961,585	-	-	961,585
Total	$ 30,181,966	-	-	$ 30,181,966
Liabilities (at fair value)				
Securities sold, not yet purchased:				
Stocks	$ 6,449,075	-	-	$ 6,449,075
Options	280,198	-	-	280,198
Total	$ 6,729,273	-	-	$ 6,729,273

As of December 31, 2017 the Company held no Level 2 or Level 3 investments.

3. Due from broker and Due to broker

Due from broker and Due to broker includes cash balances, etc. held with the clearing brokers, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing brokers – Electronic Transaction Clearing, Inc. and ICBC Financial Services LLC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty risk.

Amounts due from clearing brokers and due to clearing brokers at December 31, 2017, consist of the following:

Due from broker:	$ 1,726,614
Due to brokers:	$ 7,143,092

4. Securities sold, not yet purchased

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Furniture and Equipment

Furniture and equipment, at cost, consisted of following at December 31, 2017:

Furniture and equipment	$ 8,928
Less: Accumulated depreciation	$(6,058)
Furniture and equipment, net	$ 2,870

6. Members' equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns all of the Class A membership interests.

The Manager Member may admit to the Company one or more members. The consent or agreement of all existing members to such admission is not required. Each member may make cash contributions to the Company which are determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A member is T3 Companies, LLC.

Class B members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of proprietary traders.

Class C members are comprised of proprietary traders.

In accordance with the operating agreement, each Class A, B or C member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. The Company maintains an omnibus account with its broker. Income and loss resulting from the Class B and C members individual trading activity are allocated to the respective capital accounts of the Class B and C members, subject to certain charges for the execution and clearing of trades made by the Class B and C members and interest expense for position held in the Company's omnibus account with its broker. The Class B and C members also share an agreed upon percentage of their gains with the Class A member.

6. Members' equity

Allocation of profits and losses

Net trading gains or losses are allocated to the respective Class C members' capital accounts. However, losses shall only be allocated to the extent that any such Class C members' capital account is not reduced below zero. Losses in excess of any such Class C members' capital are allocated to the Class B member if the Class C member is associated with a Coordinated Trading Group; if the Class C member is not associated with a Coordinated Trading Group, losses are allocated to the Class A member.

Class B member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B members based on the difference in wholesale processing charges agreed with the Class B members and the aggregate of all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group.

Net income or loss is allocated to Class A members on a pro rata basis, after allocations to B and C Members, based on the Class A members' ownership interest.

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired all of the issued and outstanding Class A limited liability company membership interest of the Company.

7. Commitments and Contingent Liabilities

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $13,153,704, which was $13,053,704 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.03%.

10. Related party transactions

The Company has expense sharing agreements with affiliates. These agreements contain provisions for services provided to the Company for office space, general and administrative support, and trading software and hardware maintenance. Compensation for these services is included in Contracted Services, Salaries and Payroll Taxes, Rent and Occupancy Costs and Computer and Related Expenses on the Statement of Operations. The Company has a Due to Related Party of $1,364 on the Statement of Financial Condition. The Company's office space is subleased from an affiliate, which has an underlying lease agreement with the owner extending through 2022.

11. Subsequent events

Management has evaluated subsequent events and no events have been identified by management which require disclosure.